

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 21, 2016

A. Lorne Weil
Chief Executive Officer
Hydra Industries Acquisition Corp.
250 West 57th Street, Suite 2223
New York, New York 10107

      Re: Hydra Industries Acquisition Corp.
               Proxy Statement on Schedule PREM14A
               Filed August 8, 2016
               File No. 001-36689

Dear Mr. Weil:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          /s/ Katherine Wray

                                          Katherine Wray
                                          Attorney-Advisor
                                          Office of Information Technologies
                                          and Services

cc: Peter G. Smith, Esq.
        Kramer Levin Naftalis & Frankel LLP